UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-35643

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 AND ENDING 03/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

Houlihan Lokey Howard & Zukin Capital, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1930 Century Park West
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Mavredakis (310) 553-8871
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)
(Name -- if individual, state last, first, middle name)

KPMG LLP

717 N. Harwood, Suite 3100	Dallas	Texas	75201
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John G. Mavredakis, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Houlihan Lokey Howard & Zukin Capital, Inc. as of and for the year ended March 31, 2008 are true and correct. I further swear (or affirm) that neither the Company nor any stockholder, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Notary Public

→ see attached certificate of notarization.

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Income
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x) Notes to Financial Statements
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (not applicable)
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable)
(x) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report (not required)
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3)*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________

Signature of Document Signer No. 1 ______________ Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27th (Date) day of May (Month), 2008 (Year), by

(1) JOHN MAVREDAKIS (Name of Signer),

proved to me on the basis of satisfactory evidence be the person who appeared before me (.) (,)

(and

(2) ______________ (Name of Signer),

proved to me on the basis of satisfactory evidence be the person who appeared before me.)

Signature ______________ (Signature of Notary Public)

L. FEDDER
Commission # 1642728
Notary Public - California
Los Angeles County
My Comm. Expires Feb 2, 2010

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: ______________ Number of Pages: 1

Signer(s) Other Than Named Above: ______________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

KPMG

HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL, INC.
(SEC I.D. NO. 8-35643)

Statement of Financial Condition
As of March 31, 2008 and
Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

KPMG

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Independent Auditors' Report

The Stockholder
Houlihan Lokey Howard & Zukin Capital, Inc.:

We have audited the accompanying statement of financial condition of Houlihan Lokey Howard & Zukin Capital, Inc. (the Company) as of March 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Houlihan Lokey Howard & Zukin Capital, Inc. as of March 31, 2008 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

May 29, 2008

HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL, INC.

Statement of Financial Condition

March 31, 2008

Assets		
Cash and cash equivalents	$	14,665,413
Investment securities		250,000
Accounts receivable, net of allowance for doubtful accounts of $2,345,161 (note 4)		18,916,428
Unbilled work in process		25,085,697
Receivable from affiliates (note 3)		82,616,847
Property and equipment – at cost, net of accumulated depreciation of $36,114		92,892
Other assets		253,570
Total	$	141,880,847
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	3,091,553
Deferred income		5,109,277
Deferred income taxes (note 6)		8,866,272
Total liabilities		17,067,102
Commitments and contingencies (note 5)		
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		49,171,518
Retained earnings		75,642,217
Total stockholder's equity		124,813,745
Total	$	141,880,847

See accompanying notes to statement of financial condition.

(1) Organization and Description of Business

Nature of Operations

Houlihan Lokey Howard & Zukin Capital, Inc. (the Company) is a California corporation registered as a broker-dealer under Section 15(b) of the Securities Exchange Act. The Company is a wholly owned subsidiary of Houlihan, Lokey, Howard & Zukin, Inc., a California corporation (the Parent). The Parent has another wholly owned subsidiary, Houlihan Lokey Howard & Zukin Financial Advisors, Inc., which is a corporation registered as an investment advisor under the Investment Advisers Act of 1940. The Parent is a wholly owned subsidiary of FRAM Holdings Inc., a Delaware corporation, which is, in turn, a majority-owned subsidiary of ORIX USA Corporation (OUC), a Delaware corporation.

The Company offers financial services and financial advice to a broad clientele located throughout the United States, Europe, and Canada. The Company has offices in Los Angeles, San Francisco, Chicago, New York City, Minneapolis, McLean (Virginia), Dallas, and Atlanta. Together, the Company, its Parent and its subsidiaries form an organization that provides financial services to meet a wide variety of client needs. Specifically, the Company directs its services to the following areas:

1. Mergers, acquisitions, and divestitures

2. Leveraged transactions and private placements of debt and equity

3. Financial strategic planning and corporate partnering

4. Tax-exempt financing

The Company exclusively concentrates its efforts toward the earning of professional fees. It does not handle customer investment accounts.

(2) Significant Accounting Policies

(a) *Basis of Presentation*

The accompanying statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

(b) *Use of Estimates*

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(d) Accounts Receivable

The allowance for doubtful accounts on receivables reflects management's best estimate of probable inherent losses determined principally on the basis of historical experience and review of outstanding receivables.

(e) Revenue Recognition, Unbilled Work in Process and Deferred Income

The Company performs professional services under various fee arrangements, including contingent fee arrangements. Contingent fees are recognized when the contingent terms of the contract are substantially realized. Estimated revenues under other fee arrangements are recorded in the statement of financial condition as unbilled work in process. Deferred income results when bills are rendered in advance of dates when revenues are recognizable.

(f) Property and Equipment

Expenditures for property and equipment and for renewals and betterments that extend the originally estimated economic lives of assets are capitalized. Expenditures for maintenance, repairs, and other renewals of items are expensed. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is recognized currently.

(g) Income Taxes

OUC and its subsidiaries, including the Company, file consolidated federal income tax returns and separate returns in state and local jurisdictions. The Company reports income tax expense as if it filed separate returns in all jurisdictions. Income taxes receivable from OUC or payable to OUC on the Company's behalf are offset against receivable from affiliates on the statement of financial condition.

Deferred taxes and liabilities are recognized for future tax consequences attributable to differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The measurement of the deferred items is based on enacted tax laws and applicable tax rates. A valuation allowance related to a deferred tax asset is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(h) ***Investment Securities***

The Company occasionally earns professional fees that are paid in a form other than cash, such as client securities, which may include options, warrants, stock, or similar securities. The cost basis of such securities is the amount of the fees for which such securities are taken as payment, which is equivalent to estimated fair value at the acquisition date. Investments are generally transferred to an affiliated company or Company employees and recorded as changes in receivable from affiliates or as compensation expense, respectively. The transfers are recorded at fair value and the Company recognizes no gains or losses on these transactions. The investment securities held at March 31, 2008 are not considered marketable securities.

(i) ***Fair Value of Financial Instruments***

The carrying amount of receivables, payables, and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. Investments are recorded at fair value.

(j) ***Recent Accounting Pronouncements***

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for fair value measurements already required or permitted by other standards as of April 1, 2008 for the Company. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of SFAS No. 157's fair value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company is currently evaluating the impact of adopting SFAS No. 157 on its financial condition.

(3) Related Party Transactions

The Parent performs certain management, accounting, legal, regulatory, and other administrative services for the benefit of the Company. Intercompany charges and reimbursements are generally settled through the receivable from affiliates account. The receivable from affiliates is due on demand and bears interest at the prevailing prime interest rate; such rate was 5.25% at March 31, 2008.

(4) Allowance for Uncollectible Accounts Receivable

Balance – beginning of year	$	2,449,107
Recovery of bad debts		(93,667)
Charge-offs		(10,279)
Balance – end of year	$	2,345,161

(5) Commitments and Contingencies

The Company has been named in legal actions arising in the ordinary course of business. In the opinion of management, the amount of losses, if any, from these actions is not likely to have a material effect on the financial position of the Company.

(6) Income Taxes

The major components of net deferred income taxes are as follows at March 31, 2008:

Deferred tax assets:		
Accrued expenses	$	394,542
Bad debt expense		1,029,104
Other		126,609
Total deferred tax assets		1,550,255
Deferred tax liabilities:		
Cash to accrual adjustment		(3,744,235)
Work in process		(6,672,292)
Total deferred tax liabilities		(10,416,527)
Net deferred tax liabilities	$	(8,866,272)

The Company has not established a valuation allowance against the deferred tax assets, as it has been determined that it is more likely than not that the assets will be realized.

Effective April 1, 2007, the Company adopted FASB Interpretation No. 48 (FIN 48), which prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on a tax return. Under FIN 48, the impact of an uncertain tax position that is more likely than not of being sustained upon audit by the relevant taxing authority must be recognized at the largest amount that is more likely than not to be sustained. No portion of an uncertain tax position will be recognized if the position has less than a 50% likelihood of being sustained. Also, under FIN 48, interest expense is recognized on the full amount of deferred benefits for uncertain tax positions. Under this standard, no liabilities were recorded upon adoption and accordingly there was no increase or decrease to the opening balance of retained earnings or other transition adjustment.

The Company files as a member of the OUC consolidated federal income tax group. The IRS examines the federal income tax returns of the consolidated group on an annual basis. As of March 31, 2008, all of the federal income tax returns the Company has filed since 2006 are still subject to adjustment upon audit. The Company also files combined and separate income tax returns in many states, and these combined returns remain open for adjustments to the Company's federal income tax returns. The Company does not have any liabilities under FIN 48 associated with these years and there is therefore no change in the Company's unrecognized tax benefits associated with federal audits in the next 12 months. As of March 31, 2008, the Company has no recorded liabilities for interest and penalties related to uncertain tax positions.

A reconciliation of the unrecognized tax benefits for the year ended March 31, 2008 follows:

Balance as of April 1, 2007	$	—
Increases related to prior year tax positions		—
Decreases related to prior year tax positions		—
Increases related to current year tax positions		—
Decreases related to current year tax positions		—
Reductions related to expirations of statute of limitations		—
Balance as of March 31, 2008	$	—

(7) Reserve Requirements for Brokers or Dealers

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds, and delivers all customer securities received to the clearing broker or dealer, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At March 31, 2008, the Company had net capital of $11,568,978, which was $11,318,978 in excess of its required net capital of $250,000.

END